Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

February 9, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Rand Acquisition Corp. II
Amendment No. 1 to Registration Statement on Form S-1
Filed December 28, 2006
File No. 333-138452

Dear Mr. Reynolds:

On behalf of Rand Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated January 24, 2007, relating to the above-captioned Registration Statement. We initially wish to bring to your attention the fact that (i) the Company has changed its name to Hyde Park Acquisition Corp., (ii) the conversion right threshold has been increased from 20% to 40% and (iii) the size of the offering has been increased from $48,000,000 to $90,000,000.

Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to John Krug.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

Mr. John Reynolds
Securities and Exchange Commission
February 9, 2007

General

1.	We note your response to comment one form our letter dated December 8, 2006. Please include the disclosure required by Item 507 of Regulation S-K.

We have revised the disclosure in the Registration Statement to include the information required by Item 507 of Regulation S-K.

2.
We note your response to comment ten from our previous letter and we reissue in part our prior comment. We note your disclosure on page one that, "The target business that we acquire may have a fair market value substantially in excess of “80% of our net assets" (emphasis added). Please reconcile this statement with your disclosure on page 30 that "the target business that we may acquire must have a fair market value equal to at least 80% of our net assets." (emphasis added). Also, please clearly discuss whether the ownership interest in the target business to be acquired by the company will have a fair market value in excess of 80% of the company's net assets. In addition, if the company acquires only a minority ownership interest in a target business, please discuss in the risk factors section whether the company could be subject to the Investment Company Act of 1940 and the risk of having less control over the business affairs of the target business.

The Company must acquire a target business that has a fair market value equal to at least 80% of the Company’s net assets. However, this is only the minimum amount and the Company may acquire a target business that has a significantly higher valuation. We believe this is clearly indicated in the disclosure and that no reconciliation is necessary. We have added disclosure indicating the Company’s intention to acquire at least a controlling interest in the target business and have addressed the risk of becoming subject to the Investment Company act of 1940.

3.
We note disclosure in the Seventh Article, in the Amended and Restated Certificate of Incorporation of Rand Acquisition Corp. II, that states "[t]he following provisions of (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any ‘Business Combination,’ and may not be amended during the 'Target Business Acquisition Period.” (emphasis added). Please discuss the legality of this provision under Delaware law and explain the impact or potential impact that this provision may have on investors in this offering. For example, disclose: (i) the basis on which the provision can be amended; and (ii) confirm whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend.

We currently indicate throughout the prospectus that the Company only has twenty four months from the date of the prospectus to complete a business combination and that if it does not do so within such time period, it will automatically liquidate. We further indicate that the Company views the provision terminating its corporate life by twenty four months from the date of the prospectus as an obligation to its stockholders and that it will not take any action to amend or waive this provision to allow the Company to survive for a longer period of time except in connection with the consummation of a business combination. Accordingly, we do not believe any revision to the disclosure is necessary.

Mr. John Reynolds
Securities and Exchange Commission
February 9, 2007

The Offering, page 2

4.
We note your response to comment 5. Since the offering amount is based on your previous experience, please tell us whether this amount has sufficient "cushion" to accommodate a maximum conversion percentage of 19.99%. If not, tell us why such possible conversion percentage has not been taken into account in determining the size of the offering. We may have additional comments.

The Company believes the offering amount is sufficient in light of the maximum conversion percentage.

Stockholders must approve business combination, page 6

5.
We note your response to comment 2 in light of the disclosure in the first complete paragraph on page 7. We continue to believe the disclosure is confusing in this regard. You indicate that you will only complete an acquisition if public stockholders owning less than 20% of the shares sold in this offering exercise their conversion rights. You also state in the same paragraph that a business combination could be structured to lower the maximum conversion percentage. Please revise the discussion to clarify the apparent contradictory statements. In this respect, please clarify whether the company would be required to amend its articles of incorporation in order to lower the 20% threshold.

We disagree that the disclosure is confusion and contradictory. We indicate in the Prospectus Summary under the section captioned “Stockholders must approve business combination” that the Company will proceed with a business combination only if (i) a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and (ii) public stockholders owning less than 40% of the shares sold in this offering exercise their conversion rights described below (“maximum conversion percentage”). This is the maximum amount of stock that can be subject to conversion in which the Company can go forward with a business combination. Notwithstanding the foregoing, the Company could structure a business combination that would require it to pay the seller of the target business substantially all of the cash the Company has in the trust account. It could also negotiate a business combination with a target business that insisted on having access to almost all of the cash in our trust account as a condition of closing. As a result, the Company would not be able to consummate such a business combination even if stockholders owning substantially less than 40% of the shares sold in the offering exercise their conversion rights. We believe it is clear to an investor that no amendment to the charter is necessary as the maximum conversion percentage has not been changed - it still remains set at 40%. However, we have further clarified the disclosure in response to this comment.

Mr. John Reynolds
Securities and Exchange Commission
February 9, 2007

Use of Proceeds, page 21

6.
In the use of proceeds table, particularly the expenses related to the search for a target business and similar expenses, please include the $1,100,000 of interest income in order to present the anticipated total amount o£ each expense.

As indicated in footnote 3 to the Use of Proceeds table, “[t]he amount of proceeds not held in trust will remain constant at $200,000 even if the over-allotment is exercised. In addition, $1,100,000 of interest income earned on the amounts held in the trust account will be available to us to pay for our working capital requirements. For purposes of presentation, the full amount available to us is shown as the total amount of net proceeds available to us immediately following the offering.” Accordingly, we do include the $1,100,000 of interest income as funds available to the Company. We therefore do not believe any revision to the disclosure is necessary.

7.
We note your response to comments 23 and 25, and we reissue in part our prior comments. Please clearly indicate whether any of the reimbursements to officers, directors and/or stockholders could be for their payment to third parties’ performance of due diligence. It appears that this information could be important to investors.

As indicated in response to the Staff’s prior comments 23 and 25, valid expenses may be paid by the Company’s officers, directors and/or stockholders to third parties on behalf of the Company. For instance, the Company may engage a third party to perform due diligence on a target business and a director may advance an initial retainer fee to such third party on behalf of the Company. This would be a valid expense that would be reimbursable to the director and would fit into the line item referencing payments to third parties. Alternatively, such director could personally expend money in connection with his due diligence of a particular target business, for such things as airfare and travel expenses, hotel charges and other similar items. This would also be a valid expense that would be reimbursable to the director from the Company and would fit into the line item referencing due diligence to be performed by the officers, directors and stockholders of the Company. Accordingly, it is impossible to limit such reimbursement expenses to any particular line item. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

Mr. John Reynolds
Securities and Exchange Commission
February 9, 2007

Comparison to Offerings of Blank Check Companies, page 35

8.
In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly. Also revise the risk factor section as appropriate

We refer the Staff to page 37 of the Registration Statement under the caption “Interest earned on the funds in the trust account” which sets forth the information contained in the Staff’s comment. Accordingly, we do not believe any revision to the disclosure is necessary.

Underwriting, page 51

9.
We note the contingent nature of part of the underwriter's compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

We refer the Staff to page 53 of the Registration Statement under the caption “Regulatory Restrictions on Purchase of Securities” which states that “[t]he distribution of the units in this offering will be completed once all the units have been sold, all stabilizing transactions have been completed and all penalty bids have either been reclaimed or withdrawn. Accordingly, we do not believe any revision to the disclosure is necessary.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Laurence S. Levy